

Mail Stop 3720

October 23, 2015

Cynthia L. Poehlman
Chief Financial Officer
Parkervision, Inc.
7915 Baymeadows Way, Suite 400
Jacksonville, Florida 32256

> **Re:** **Parkervision, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 000-22904**

Dear Ms. Poehlman:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note your statement that since 2005 your technologies have generated no royalty or product revenues. Please revise to provide additional background information to help investors understand the reasons for this absence of revenues, especially in the light of your large R&D expenditures. For example, provide a brief history of the company, highlighting, for example, when your principal products were first developed and marketed, and how the decision to file a patent claim against Qualcomm came about. Clarify the extent to which the company pursued other means of revenues during the pendency of that claim.

2. You state that the litigation investment firm 1624 PV, LLC will likely receive a "portion of our proceeds" and that their compensation is subject to a maximum. In light of the importance of such litigation proceeds to your current business plan, please provide greater clarity regarding the impact such compensation will have on whatever proceeds you may receive from future litigation. You need not disclose an exact amount of or

percentage for determining such compensation, but may instead, for example, provide a range or formula.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have any questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications